A Brand Like a Friend

04046750

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
NOV 10 2004
WASH. D.C. 213 SECTION

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum

2004-11-08

SUPPL

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel reports rise in sales and profit".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

Encl.

VCmail
08.11.2004 07:37
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Thema: Press Release "Henkel reports rise in sales and profit"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel reports rise in sales and profit", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Forecast for full fiscal year confirmed

Henkel reports rise in sales and profit

The Henkel Group increased sales, adjusted for foreign exchange, by 20.8 percent in the third quarter 2004, due primarily to the Dial acquisition. Operating profit (EBIT), adjusted for foreign exchange, rose by 20.4 percent. The difficult German market showed a small upturn.

"The double-digit growth rates in respect to sales in North America, Latin America and Asia-Pacific confirm our regional strategy," said Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "Developments at Laundry & Home Care and Cosmetics/Toiletries also show that our market initiatives are beginning to bite."

Düsseldorf – In the third quarter of 2004, the Henkel Group achieved **sales** of 2.8 billion euros. Adjusted for foreign exchange, this corresponds to an increase of 20.8

percent. After adjusting for foreign exchange and acquisitions/divestments, organic sales growth was 4.2 percent. Sales in Germany showed a small upturn, increasing 0.5 percent compared with the prior-year period. The Henkel Technologies and Consumer and Craftsmen Adhesives business sectors made a substantial contribution to the organic growth of the Henkel Group, supported by the positive dynamics experienced by the Laundry & Home Care and Cosmetics/Toiletries business sectors. **Operating profit (EBIT)** for the Henkel Group rose by 20.4 percent after adjusting for foreign exchange. Before adjustment, EBIT was 16.7 percent above prior year at 202 million euros.

At 7.3 percent, **return on sales** remained at the previous year level. **Return on capital employed (ROCE)** decreased in the third quarter by 2.7 percentage points to 13.1 percent due to an increase in capital employed arising from acquisitions. Additional financing costs for the acquisition of Dial and the absence of interest income from the vendor note to Cognis resulted in an increase in net interest expense. As a result, **financial items** fell by 13 million euros to –2 million euros in the quarter.

With a lower tax rate of 32.5 percent, **net earnings for the quarter,** after minority interests, rose 11.0 percent to 131 million euros. **Earnings per preferred share** increased from 0.82 euros in the prior-year quarter to 0.92 euros or 12.2 percent. Before goodwill amortization, earnings per preferred share amounted to 1.27 euros, a 21.0 percent increase over the prior-year period.

Business Sectors Developments

Sales of the **Laundry & Home Care** business sector in the third quarter, adjusted for foreign exchange, were 30.4 percent above the prior-year quarter, due to the Dial acquisition and positive developments in Eastern Europe and Latin America. Organic sales growth amounted to 1.6 percent. Operating profit adjusted for foreign exchange rose by 14.9 percent, and before adjustment by 14.0 percent to 82 million euros. The special detergents business again exhibited the highest growth rates. For full fiscal 2004, the Laundry & Home Care business sector expects growth in operating profit to be in the mid single-digit percentage range after adjusting for

foreign exchange.

The **Cosmetics/Toiletries** business sector grew sales in the third quarter by 30.9 percent after adjusting for foreign exchange. This increase was due particularly to the Dial, ARL and Indola acquisitions. Organic sales growth rose 3.0 percent. Operating profit adjusted for foreign exchange increased 21.3 percent above the prior-year quarter. Before adjustment, operating profit rose 16.8 percent to 52 million euros. The company's hair cosmetics and skin care businesses continued to perform particularly well. For full fiscal 2004, the Cosmetics/Toiletries business sector expects growth in operating profit adjusted for foreign exchange to be in the double-digit percentage range.

Sales of the **Consumer and Craftsmen Adhesives** business sector in the third quarter were 16.2 percent above the prior year, after adjusting for foreign exchange. Organic sales growth amounted to 7.9 percent. Operating profit after adjusting for foreign exchange rose 10.8 percent. Before adjustment, operating profit increased by 7.2 percent to 46 million euros. The DIY and craftsmen segment enjoyed particularly high growth in Eastern Europe and markets outside Europe. As previously stated, the Consumer and Craftsmen Adhesives business sector expects growth in operating profit for full fiscal 2004 to be in the double-digit percentage range after adjusting for foreign exchange.

Compared to the prior year, the **Henkel Technologies** business sector increased sales in the third quarter by 8.5 percent, after adjusting for foreign exchange. Organic sales growth amounted to 7.3 percent. Operating profit, after adjusting for foreign exchange, improved 29.0 percent. Before adjustment, the rise was 23.6 percent to 52 million euros. Business with the automotive and electronics industries developed especially well. For fiscal 2004, the Henkel Technologies business sector continues to expect double-digit growth in operating profit, after adjusting for foreign exchange.

Regional Performance

Sales in **Europe/Africa/Middle East** for the quarter rose 4.7 percent, after adjusting

for foreign exchange, and by 4.0 percent before adjustment. In Eastern Europe, sales adjusted for foreign exchange increased double-digit versus the prior-year period. In the region as a whole, operating profit after adjusting for foreign exchange rose 12.9 percent.

Due particularly to the Dial and ARL acquisitions, sales for the quarter in the **North America** region more than doubled, both before and after adjusting for foreign exchange. Its share of consolidated sales rose from 12 percent to 21 percent, again due to the acquisitions. Operating profit after adjusting for foreign exchange grew 67.6 percent compared to the prior-year period.

Sales for the quarter in the **Latin America** region increased by 48.9 percent after adjusting for foreign exchange, and by 32.1 percent before adjustment. This was due to economic recovery and the acquisitions made in the Laundry & Home Care and Consumer and Craftsmen Adhesives business sectors. From a low base, operating profit in the quarter more than doubled versus the prior-year period.

In **Asia-Pacific**, sales after adjusting for foreign exchange were 16.2 percent higher than in the prior-year quarter. Before adjustment, the increase was 10.0 percent. The primary growth driver, aside from the acquisitions made by the Consumer and Craftsmen Adhesives business sector, was Henkel Technologies. Operating profit was balanced.

Employees

As of September 30, 2004, the number of Henkel Group employees was 50,814. The percentage of Henkel personnel working outside Germany remains unchanged at 79 percent.

Major Participations

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel has a 28.2 percent stake, grew sales in the third quarter 2004 by 11 percent to 1,090 million US dollars. Net earnings for the quarter rose 9 percent to 95 million US dollars. The market value of

the participation as of September 30, 2004, amounted to about 1.8 billion euros.

The Clorox Company, Oakland, California, USA, in which Henkel holds a 28.8 percent stake, achieved an increase in sales of 4 percent to 1,090 million US dollars during the first quarter of its 2004/2005 fiscal year, which straddles the calendar year. Net earnings for the quarter decreased by 5 percent to 123 million US dollars, due to restructuring and asset impairment costs. The market value of this participation as of September 30, 2004, was about 2.6 billion euros.

Major Events After Closing of the Quarter

On October 6, 2004, Henkel and Clorox agreed that Henkel would exchange its entire participating interest in Clorox, amounting to 28.8 percent, for 100 percent of the shares in a newly established Clorox subsidiary. This will comprise a combination of operating businesses, the 20-percent Clorox stake in Henkel Ibérica and cash amounting to about 2.1 billion US dollars.

Also on October 6, 2004, an agreement was signed under which Henkel will acquire all the shares of Sovereign Specialty Chemicals Inc., Chicago, Illinois, USA, from an investor group led by AEA Investors LLC. Sovereign is one of the leading American suppliers of specialty adhesives, sealants and assembly adhesives.

Both transactions are subject to the usual regulatory requirements and approvals, in particular the approval of the relevant anti-trust authorities.

Outlook

Henkel confirms its current sales and profit guidance. Measures geared to securing earnings objectives and market positions for 2004 have been introduced and implemented. The Henkel Group therefore expects organic sales growth (after adjusting for foreign exchange and acquisitions/divestments) in excess of 2 percent. Aside from the positive dynamics developing in the Laundry & Home Care and Cosmetics/Toiletries business sectors, major contributions are expected from the Consumer and Craftsmen Adhesives and Henkel Technologies business sectors.

The Dial activities that have now been integrated within the Henkel businesses will show organic sales growth of 3 to 4 percent this year.

Including Dial, Henkel continues to expect a growth in earnings before interest, tax and goodwill amortization (EBITA) of about 20 percent, after adjusting for foreign exchange. Henkel expects growth in operating profit (EBIT) after adjusting for foreign exchange to be in the mid teens. Growth in earnings per preferred share (EPS) before goodwill amortization is also expected to be in the mid teens. These forecasts do not consider any exceptional items arising from the planned Clorox transaction.

November 8, 2004

This document contains forward-looking statements which are based on current estimates and assumptions made by the corporate management of Henkel KGaA. Statements with respect to the future are characterized by the use of words such as "expect", "intend", "plan", "anticipate", "believe", "estimate", and similar terms. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-4040

press@henkel.com
press.henkel.com

More information about the Q3-figures are available at
http://financialreports.henkel.com

Presseinformation

We distributed this information to MC 1 - 3 world

Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2004-11-08

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Quarterly Report III 2004 in printed version.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

Encl.

Information for Our Shareholders

Q3

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Henkel
A Brand like a Friend

Financial Highlights – Henkel Group

in million euros

	Q 3/2003	Q 3/2004	Change[1]	1 – 9/2003	1 – 9/2004	Change[1]
Sales	2,371	**2,772**	17.0 %	7,086	**7,871**	11.1 %
Operating profit (EBIT)	172	**202**	16.7 %	520	**575**	10.6 %
Laundry & Home Care	71	82	14.0 %	215	218	1.5 %
Cosmetics/Toiletries	44	52	16.8 %	140	155	10.3 %
Consumer and Craftsmen Adhesives	43	46	7.2 %	107	118	10.3 %
Henkel Technologies	42	52	23.6 %	143	176	23.3 %
Return on sales (EBIT) %	7.3	**7.3**	0.0 pp	7.3	**7.3**	0.0 pp
Earnings before tax	183	**200**	9.3 %	553	**591**	6.9 %
Net earnings for the quarter/nine months	121	**135**	11.6 %	364	**399**	9.6 %
Net earnings after minority interests	118	**131**	11.0 %	356	**389**	9.3 %
Earnings per preferred share in euros	0.82	**0.92**	12.2 %	2.51	**2.74**	9.2 %
Earnings per ordinary share in euros	0.81	**0.91**	12.3 %	2.46	**2.69**	9.3 %
Earnings per preferred share before goodwill amortization in euros	1.05	**1.27**	21.0 %	3.18	**3.74**	17.6 %
Return on capital employed (ROCE) %	15.8	**13.1**	– 2.7 pp	16.0	**13.2**	– 2.8 pp
Investments in property, plant and equipment	82	**96**	17.1 %	218	**241**	10.6 %
Research and development costs	63	**71**	12.7 %	193	**204**	5.7 %
Number of employees (as of September 30)	49,171	**50,814**	1,643	49,171	**50,814**	1,643

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Highlights Third Quarter

Key Financials

- Sales adjusted for foreign exchange: + 20.8 percent; good organic growth: + 4.2 percent
- Operating profit before goodwill amortization (EBITA) adjusted for foreign exchange: + 27.5 percent
- Operating profit (EBIT) adjusted for foreign exchange: + 20.4 percent
- Earnings per preferred share before goodwill amortization: + 21.0 percent
- Sales and profit forecast for the full fiscal year confirmed

Key Facts

- Market initiatives successful: Laundry & Home Care and Cosmetics/Toiletries resumed organic sales growth
- Organic sales growth at Consumer & Craftsmen Adhesives and Henkel Technologies maintained at high level
- Sales upturn in Germany
- Double-digit sales growth in North America, Latin America and Asia-Pacific

Post-closure Information

- Henkel strengthens its US consumer goods business – Clorox stake to be exchanged
- Henkel plans to acquire US adhesives company Sovereign Specialty Chemicals

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Business Performance, Third Quarter 2004

Underlying Trading Conditions

World Economy

The world economy continued to grow in the third quarter, with the first effects of the high crude oil prices, however, becoming feasible. GDP growth in the USA amounted to 3.5 percent. Europe added more than 2 percent, supported by an increase in exports. Germany achieved a growth rate of 1.5 percent. In Asia, there was a slight tailing-off in the upward curve, albeit at the comparatively high level of 4.5 percent. The economic climate in Latin America continued to develop very positively with an increase of about 5 percent.

Sectors Development

There was only a minor increase in private consumption in Europe so that the benefit felt by the retail trade was marginal. In Germany, Italy and Spain, consumption remained sluggish. In France, the growth rate lay above the European average. The strong consumer activity that had previously prevailed in the USA slackened slightly. In Asia, consumer spending was up.

The industrial sector performed better than the consumer markets. Significant increase in production was recorded in almost all the regions of the world. The highest rates of increase occurred in the electronics sector. While automobile production in the USA and Western Europe stagnated, Asia and Latin America posted increases. The construction industry in Asia and the USA experienced improvement, and Europe too underwent a slight recovery. In Germany, on the other hand, hopes for signs of stabilization have yet to be fulfilled.

Business Performance

Sales and Profit

In the third quarter of 2004, the Henkel Group increased sales, adjusted for foreign exchange, by 20.8 percent. Aside from Dial, good sales levels in Eastern Europe and Latin America contributed significantly to this rise. Adjusted for foreign exchange and acquisitions/divestments, Henkel Group sales growth was 4.2 percent. The Henkel Technologies and Consumer and Craftsmen Adhesives business sectors made a substantial contribution to this organic growth. Moreover, the Laundry & Home Care and Cosmetics/Toiletries business sectors also experienced positive dynamics without any appreciable encouragement from the market environment.

Compared with the prior-year quarter, gross margin fell by 0.7 percentage points to 46.2 percent. This decline is due to intensive competition, Dial's lower gross margin and to growth shifting to lower-margin countries outside Europe.

Adjusted for foreign exchange, operating profit (EBIT) rose by 20.4 percent. All business sectors reported growth in the double-digit percentage range. At 7.3 percent, return on sales remained at previous year's level. Goodwill amortization as a result of the Dial acquisition burdened operating profit.

Return on capital employed (ROCE) decreased by 2.7 percentage points to 13.1 percent. With the exception of Henkel Technologies, there was a decline in ROCE in all business sectors due to an increase in capital employed arising from acquisitions.

Despite the increase in income from participations in local currency, the converted amount fell by 1 million euros to 44 million euros due to a lower US dollar exchange rate. Additional financing costs for the acquisition of Dial and the absence of interest income from the vendor note to Cognis resulted in an increase in net interest expense from −34 million euros to −46 million euros. As a result, financial items fell by 13 million euros to −2 million euros.

With a lower tax rate of 32.5 percent, net earnings for the quarter increased 11.6 percent to 135 million euros. After minority interests, net earnings for the quarter were 131 million euros. Earnings per preferred share increased by 12.2 percent to 0.92 euros. Before goodwill amortization, earnings per preferred share amounted to 1.27 euros, a 21.0 percent increase over the previous year.

Capital Expenditures

Investments in property, plant and equipment for continuing operations amounted to 96 million euros. A total of 12 million euros was invested in intangible assets.

Research and Development

Expenditures for research and development by the Henkel Group amounted to 71 million euros. This represents 2.6 percent of sales.

Employees

As of September 30, 2004, the number of Henkel Group employees was 50,814. The percentage of personnel working outside Germany remains unchanged at 79 percent.

Sales[1]	Q3	1–9
2004 (in million euros)	**2,772**	**7,871**
2003 (in million euros)	**2,371**	**7,086**
Change versus previous year	17.0 %	11.1 %

[1] calculated on the basis of units of 1,000 euros

EBIT[1]	Q3	1–9
2004 (in million euros)	**202**	**575**
2003 (in million euros)	**172**	**520**
Change versus previous year	16.7 %	10.6 %
After adjusting for foreign exchange	20.4 %	14.4 %

[1] calculated on the basis of units of 1,000 euros

Net earnings after minority interests	Q3	1–9
2004 (in million euros)	**131**	**389**
2003 (in million euros)	**118**	**356**
Change versus previous year	11.0 %	9.3 %

Major Participations

Henkel has a 28.2 percent stake in **Ecolab Inc.**, St. Paul, Minnesota, USA. In the third quarter 2004, Ecolab Inc. reported sales of 1,090 million US dollars, an increase of 11 percent compared with the previous year's quarter. Net earnings for the quarter increased by 9 percent to 95 million US dollars. The market value of the participation as of September 30, 2004, amounted to about 1.8 billion euros.

Henkel has a 28.8 percent stake in **The Clorox Company**, Oakland, California, USA. In the first quarter of its 2004/2005 fiscal year, which straddles the calendar year, Clorox increased sales by 4 percent to 1,090 million US dollars. Net earnings for the quarter decreased by 5 percent to 123 million US dollars due to restructuring and asset impairment costs. The market value of this participation as of September 30, 2004, was about 2.6 billion euros.

Share Performance

The Henkel preferred share, which is listed in the German stock index (DAX), fell below the closing price of the second quarter 2004 by 15.7 percent, from 70.18 euros to 59.17 euros. In the same period, the DAX fell by 3.9 percent and the Dow Jones EURO STOXX non-cyclical consumer goods index decreased by 10.0 percent. Since the beginning of the year, the Henkel preferred share has eased 4.6 percent. The DAX has fallen by 1.8 percent, while the Dow Jones EURO STOXX non-cyclical consumer goods index has lost 4.5 percent, exhibiting a performance curve similar to that of the Henkel preferred share.

Sales development	Q3	1–9
Change versus previous year	17.0 %	11.1 %
Foreign exchange	– 3.8 %	– 3.9 %
At constant exchange rates	20.8 %	15.0 %
organic[1]	4.2 %	2.8 %
acquisitions/divestments	16.6 %	12.2 %

[1] after adjusting for foreign exchange and acquisitions/divestments

Return on sales (EBIT)	Q3	1–9
2004	**7.3 %**	**7.3 %**
2003	**7.3 %**	**7.3 %**
Change versus previous year	0.0 pp	0.0 pp
After adjusting for foreign exchange	– 0.1 pp	0.0 pp

pp = percentage points

Earnings per preferred share	Q3	1–9
2004 (in euros)	**0.92**	**2.74**
2003 (in euros)	**0.82**	**2.51**
Change versus previous year	12.2 %	9.2 %
Earnings per preferred share before goodwill amortization **2004** (in euros)	**1.27**	**3.74**
Earnings per preferred share before goodwill amortization **2003** (in euros)	**1.05**	**3.18**
Change versus previous year	21.0 %	17.6 %

Major Events

On October 6, 2004, Henkel and Clorox agreed that Henkel would exchange its entire participating interest in Clorox, amounting to 28.8 percent, for 100 percent of the shares in a newly established Clorox subsidiary. This will comprise a combination of operating businesses, the 20-percent Clorox stake in Henkel Ibérica and cash amounting to about 2.1 billion US dollars. Closure of the transaction is expected by December 1, 2004.

Also on October 6, 2004, an agreement was signed under which Henkel will acquire all the shares of Sovereign Specialty Chemicals Inc., Chicago, Illinois, USA, from an investor group led by AEA Investors LLC. Sovereign is one of the leading American suppliers of specialty adhesives, sealants and assembly adhesives. The transaction is expected to be completed by the end of 2004.

Both transactions are subject to the usual regulatory requirements, in particular the approval of the relevant anti-trust authorities. Following the announcement of these transactions, the rating agency Standard & Poor's reduced its rating for Henkel by one notch from "A" to "A–". The Henkel rating has thus remained in the A range as intended. The rating agency Moody's confirmed its rating of "A2".

Dr. h.c. Jürgen Walter resigned his Supervisory Board membership effective September 30, 2004. He will be succeeded by Andrea Pichottka.

Outlook

Underlying Trading Conditions

We continue to estimate worldwide economic growth of more than 3 percent, although this forecast may need to be revised downward due to higher crude oil prices. We continue to expect Europe to undergo no more than sluggish growth. The growth drivers are, however, shifting slightly from the export sector to domestic demand. For Germany, we anticipate a slight revival in what will nevertheless remain a slow recovery. We expect the USA to continue to show positive economic development.

The worldwide order intake figures for the electronics industry indicate high production levels in the coming months. We also expect a slight growth in production in the automotive industry. Our expectation for the construction industry is one of positive development in most countries. In Germany, however, there still appears to be no end to the slump in building activity.

We expect the exchange rate for the US dollar to ease slightly further. Price increases are anticipated for raw materials and packaging by the end of the year.

Sales and Profit Forecast

We confirm our current sales and profit guidance. Measures geared to securing our earnings objectives and market positions for 2004 have been introduced and implemented. The Henkel Group therefore expects organic sales growth (after adjusting for foreign exchange and acquisitions/divestments) in excess of 2 percent. Aside from the positive dynamics in the Laundry & Home Care and Cosmetics/Toiletries business sectors, major contributions are expected from the Consumer and Craftsmen Adhesives and Henkel Technologies business sectors. The Dial activities that have now been integrated within the Henkel businesses, will show organic sales growth of 3 to 4 percent this year. We continue to expect the Henkel Group including Dial to grow earnings before interest, tax and goodwill amortization (EBITA) by about 20 percent after adjusting for foreign exchange. We expect growth in operating profit (EBIT) after adjusting for foreign exchange to be in the mid teens. Growth in earnings per preferred share before goodwill amortization is also expected to be in the mid teens. These forecasts do not consider any exceptional items arising from the planned Clorox transaction.

Regional Performance

Sales in **Europe/Africa/Middle East** after adjusting for foreign exchange increased by 4.7 percent, and by 4.0 percent before adjustment. Due to the acquisitions made in the USA, the share of consolidated sales accounted for by the region fell from 73 percent to 65 percent. After a decline in the previous quarters, Germany showed a small upturn with a plus in sales of 0.5 percent compared with prior year. Both the Cosmetics/Toiletries and Henkel Technologies business sectors contributed to this growth. The Laundry & Home Care business sector was able to reverse the downward sales trend and was almost on prior-year's level. In the other countries of the Europe/Africa/ Middle East region, sales after adjusting for foreign exchange rose by 6.4 percent, and by 5.5 percent before adjustment. Business in Eastern Europe was particularly encouraging. Operating profit of the Europe/Africa/Middle East region as a whole benefited both from the increase in sales and from cost-cutting measures; after adjusting for foreign exchange, it rose by 12.9 percent, and by 12.1 percent before adjustment. The main contributors to this high rate of growth were the Laundry & Home Care and Henkel Technologies business sectors.

Sales in the **North America** region more than doubled – both before and after adjusting for foreign exchange. Its share of consolidated sales rose from 12 percent to 21 percent. The Dial and ARL acquisitions were particularly influential in this regard. Consequently, this rise is primarily in the Laundry & Home Care and Cosmetics/Toiletries business sectors. In addition, the Consumer and Craftsmen Adhesives business sector significantly expanded sales after adjusting for foreign exchange. Due to the slow North American automotive business, Henkel Technologies posted only a small increase in sales. Operating profit in the North America region, after adjusting for foreign exchange, grew by 67.6 percent, or 50.0 percent before adjustment; this too was largely attributable to the acquisitions.

Henkel Group: Key figures by region[1], 3rd Quarter 2004

in million euros

	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales July – September 2004	**1,805**	**584**	**123**	**197**	**63**	**2,772**
Sales July – September 2003	1,735	288	94	179	75	2,371
Change versus previous year	4.0 %	> 100 %	32.1 %	10.0 %	–	17.0 %
After adjusting for foreign exchange	4.7 %	> 100 %	48.9 %	16.2 %	–	20.8 %
Proportion of Group sales July – September 2004	**65 %**	**21 %**	**5 %**	**7 %**	**2 %**	**100 %**
Proportion of Group sales July – September 2003	73 %	12 %	4 %	8 %	3 %	100 %
EBIT July – September 2004	**199**	**29**	**4**	**0**	**– 30**	**202**
EBIT July – September 2003	177	18	2	3	– 28	172
Change versus previous year	12.1 %	50.0 %	> 100 %	– 79.9 %	–	16.7 %
After adjusting for foreign exchange	12.9 %	67.6 %	> 100 %	– 57.4 %	–	20.4 %
Return on sales (EBIT) July – September 2004	**11.0 %**	**4.9 %**	**2.9 %**	**0.3 %**	**–**	**7.3 %**
Return on sales (EBIT) July – September 2003	10.2 %	6.6 %	1.9 %	1.5 %	–	7.3 %

[1] calculated on the basis of units of 1,000 euros

Henkel Group: Key figures by region[1], January – September 2004

in million euros

	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales January – September 2004	**5,316**	**1,438**	**349**	**575**	**193**	**7,871**
Sales January – September 2003	5,229	863	256	513	225	7,086
Change versus previous year	1.7 %	66.7 %	36.6 %	12.0 %	–	11.1 %
After adjusting for foreign exchange	2.8 %	83.2 %	53.5 %	17.7 %	–	15.0 %
Proportion of Group sales January – September 2004	**68 %**	**18 %**	**4 %**	**7 %**	**3 %**	**100 %**
Proportion of Group sales January – September 2003	74 %	12 %	4 %	7 %	3 %	100 %
EBIT January – September 2004	**562**	**79**	**12**	**14**	**– 92**	**575**
EBIT January – September 2003	560	45	– 2	2	– 85	520
Change versus previous year	0.4 %	74.2 %	–	> 100	–	10.6 %
After adjusting for foreign exchange	1.4 %	96.1 %	–	> 100	–	14.4 %
Return on sales (EBIT) January – September 2004	**10.6 %**	**5.5 %**	**3.4 %**	**2.5 %**	**–**	**7.3 %**
Return on sales (EBIT) January – September 2003	10.7 %	5.2 %	– 0.8 %	0.4 %	–	7.3 %

[1] calculated on the basis of units of 1,000 euros

Sales in the **Latin America** region, after adjusting for foreign exchange, increased by 48.9 percent, and before adjustment by 32.1 percent. All business sectors reported significant sales expansion. This was due on one hand to economic recovery and on the other hand to the boost to business provided by the acquisitions made in the Laundry & Home Care and Consumer and Craftsmen Adhesives business sectors. These factors also benefited operating profit, which from a low base more than doubled both before and after adjusting for foreign exchange.

In the **Asia-Pacific** region, sales after adjusting for foreign exchange were 16.2 percent higher than in the prior-year quarter, and 10.0 percent higher before adjustment. The primary growth driver, aside from the acquisitions made by the Consumer and Craftsmen Adhesives business sector, was Henkel Technologies. Operating profit was balanced.

Laundry & Home Care

Sales[1]	Q3	1–9
2004 (in million euros)	**970**	**2,658**
2003 (in million euros)	**771**	**2,330**
Change versus previous year	25.8 %	14.0 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q3	1–9
Change versus previous year	25.8 %	14.0 %
Foreign exchange	– 4.6 %	– 4.3 %
At constant exchange rates	30.4 %	18.3 %
organic[1]	1.6 %	– 1.9 %
acquisitions/divestments	28.8 %	20.2 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1]	Q3	1–9
2004 (in million euros)	**82**	**218**
2003 (in million euros)	**71**	**215**
Change versus previous year	14.0 %	1.5 %
After adjusting for foreign exchange	14.9 %	2.7 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q3	1–9
2004	**8.4 %**	**8.2 %**
2003	**9.2 %**	**9.2 %**
Change versus previous year	– 0.8 pp	– 1.0 pp
After adjusting for foreign exchange	– 1.1 pp	– 1.2 pp

pp = percentage points

Sales of the **Laundry & Home Care** business sector adjusted for foreign exchange were 30.4 percent above the prior-year quarter. Major contributors to this increase were the acquired businesses of Dial and positive sales developments in Eastern Europe and Latin America. Above all, we were able to turn around the downward sales trend in Germany. The overall positive sales development is reflected in an organic growth rate of 1.6 percent. However, the market environment showed no appreciable improvement.

Operating profit adjusted for foreign exchange rose 14.9 percent. The profit contribution from Dial had a positive effect, although burdened by goodwill amortization. In addition, we succeeded in stabilizing our profitable German business and in reducing costs through the introduction of cost-saving measures in Western Europe. At 8.4 percent, the return on sales was below the previous year, but 1.2 percentage points above the second quarter. Due to the significant increase in capital employed, resulting from the Dial acquisition, ROCE was at 16.7 percent below the previous year.

In our heavy-duty detergents segment, we returned to organic growth thanks to numerous marketing initiatives. Our market environment continued to be characterized by pricing pressures exerted by our competitors and the trend toward lower priced detergents. In Germany, we arrested the downturn with the support of wide-ranging marketing measures and the relaunch of Persil Color powder. In addition, also under the Persil brand, we launched a range of high-grade, particularly mild "Sensitive" detergents in all German-speaking markets. In Spain, the trade responded well to pre-dosed powder detergents under the name "Wipp Powder Pouches". Outside Europe, we expanded sales with our lower priced value brands. Our US business performed as expected – despite a highly competitive market environment.

The market for special detergents again exhibited the highest growth rates. As market leader, we profited from the increasing acceptance enjoyed by fabric softeners in Eastern Europe and the Middle East. We achieved further growth with our new stain removers featuring active oxygen ("OXI products") through portfolio extensions and additional regional launches.

In the household cleaner segment, we further expanded our market positions in the major countries outside Western Europe. It is also here that we see our greatest growth potential. In Western Europe, the focus was on the launch of our Bref Power Cleaner. This constitutes an innovative high-performance product, and with it Henkel is opening up a completely new market segment while simultaneously launching the international Bref brand in Germany.

Outlook

Although the market is likely to remain highly competitive, we expect to achieve further organic growth between now and the end of the year.

We expect growth in operating profit for full fiscal 2004 to be in the mid single-digit percentage range after adjusting for foreign exchange.

Cosmetics/Toiletries

Sales[1]	Q3	1–9
2004 (in million euros)	**649**	**1,813**
2003 (in million euros)	**509**	**1,546**
Change versus previous year	27.4 %	17.3 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q3	1–9
Change versus previous year	27.4 %	17.3 %
Foreign exchange	– 3.5 %	– 3.0 %
At constant exchange rates	30.9 %	20.3 %
organic[1]	3.0 %	1.6 %
acquisitions/divestments	27.9 %	18.7 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1]	Q3	1–9
2004 (in million euros)	**52**	**155**
2003 (in million euros)	**44**	**140**
Change versus previous year	16.8 %	10.3 %
After adjusting for foreign exchange	21.3 %	12.7 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q3	1–9
2004	**8.0 %**	**8.5 %**
2003	**8.7 %**	**9.1 %**
Change versus previous year	– 0.7 pp	– 0.6 pp
After adjusting for foreign exchange	– 0.6 pp	– 0.6 pp

pp = percentage points

Sales of the **Cosmetics/Toiletries** business sector adjusted for foreign exchange were 30.9 percent above the previous year. This increase was due particularly to the contributions made by the acquisitions of Dial, ARL and Indola. Organic sales grew 3.0 percent. In view of the persistently difficult market conditions, the achievement of organic sales growth in the European region was particularly encouraging.

Operating profit adjusted for foreign exchange was 21.3 percent above the prior-year quarter. The main contributors here were the acquisitions, albeit offset by considerable goodwill amortization charges. As a consequence, return on sales decreased to 8.0 percent. Return on capital employed fell to 12.2 percent due to the increase in capital employed resulting from the acquisitions.

In the hair cosmetics business, the positive trend in colorants continued. We consolidated our market positions in Europe through new product launches and portfolio improvements, such as our Brillance Fashion Collection, Country Colors and Poly Color lines. In Germany, we extended our market leadership. With the young styling series got2b, we successfully launched the first US product line from the ARL portfolio in Germany and Austria in September. In Eastern Europe and Russia, we launched the innovative Taft "Silk Flex" line. Our hair care brand Gliss was successfully introduced into the Spanish market and also performed well in other countries.

The weakness of the European body care segment continued unabated and adversely affected our businesses. Dial, on the other hand, was able to consolidate its position in the American personal care market and expand its market shares in the growing body wash market.

The skin care segment continued to perform successfully. The Diadermine brand performed well in all the major markets and, in France and Benelux, profited from launches of the toiletry series Body Perfect and of the new anti-wrinkle product "Diadermine Falten Expert" introduced in France and Benelux at the beginning of the year.

In the oral care market, there was an increase in demand for tooth whitening products. In response to customer requirements, we launched our "Express Weiss" product under the international brandname Theramed.

The salon business continued to show strong growth, supported by positive developments particularly in Spain, the UK and Russia. Sales were also expanded as a result of the Indola acquisition. Up-to-date trend colors for the coming fall and winter season were added to the Igora colorant range.

Outlook

We expect positive momentum from the North American market between now and the end of the year, but do not foresee any fundamental change in worldwide market conditions.

For full fiscal 2004, we expect growth in operating profit adjusted for foreign exchange to be in the double-digit percentage range.

Consumer and Craftsmen Adhesives

Sales[1]	Q3	1–9
2004 (in million euros)	**395**	**1,103**
2003 (in million euros)	**351**	**980**
Change versus previous year	12.7 %	12.6 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q3	1–9
Change versus previous year	12.7 %	12.6 %
Foreign exchange	– 3.5 %	– 4.2 %
At constant exchange rates	16.2 %	16.8 %
organic[1]	7.9 %	6.8 %
acquisitions/divestments	8.3 %	10.0 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1]	Q3	1–9
2004 (in million euros)	**46**	**118**
2003 (in million euros)	**43**	**107**
Change versus previous year	7.2 %	10.3 %
After adjusting for foreign exchange	10.8 %	14.3 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q3	1–9
2004	**11.4 %**	**10.7 %**
2003	**12.0 %**	**10.9 %**
Change versus previous year	– 0.6 pp	– 0.2 pp
After adjusting for foreign exchange	– 0.5 pp	– 0.2 pp

pp = percentage points

With an increase of 16.2 percent after adjusting for foreign exchange, sales of the **Consumer and Craftsmen Adhesives** business sector were well above the previous year. Organic sales growth amounted to 7.9 percent, significantly exceeding market expansion.

Operating profit, after adjusting for foreign exchange, grew by 10.8 percent. Due in part to slowing developments in the high-margin core countries, return on sales and return on capital employed both decreased slightly, to 11.4 percent and 22.2 percent respectively.

In the household and office products segment, our Pritt range performed especially well. Traditionally, activities at the beginning of the new school year have a particularly positive effect on this business in the third quarter. The worldwide launch of the innovative superglue S.O.S. Repair, initiated in the first quarter of this year, was extensively completed. After the major success of the Power Pritt gluestick, we started to launch Power Pritt Gel in major European markets. This solvent-free all-purpose adhesive is characterized by its user-convenient packaging and a novel adhesive in gel form.

The DIY and craftsmen segment enjoyed particularly high growth in Eastern Europe and the markets outside Europe. The successfully integrated acquisitions of the previous year supported the positive trend. An important new product was launched in the form of an innovative moisture absorber. This product, in tablet form, combines high user-convenience with superior product performance, providing Henkel with a unique position in this market segment.

The building adhesives business again grew significantly in the period under review. The Mexican acquisition made in the previous year, involving moisture insulation products under the Fester brand, and our businesses in Eastern Europe again showed strong performance. Results in Germany continued to suffer from market-related weaknesses.

Outlook

We do not expect any fundamental changes to the current market conditions between now and the end of the year. Supported by new product launches, we continue to expect a positive business performance.

As previously stated, we expect growth in operating profit for full fiscal 2004 to be in the double-digit percentage range after adjusting for foreign exchange.

Henkel Technologies

Sales[1]	Q3	1–9
2004 (in million euros)	**695**	**2,104**
2003 (in million euros)	**665**	**2,005**
Change versus previous year	4.7 %	4.9 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q3	1–9
Change versus previous year	4.7 %	4.9 %
Foreign exchange	– 3.8 %	– 4.4 %
At constant exchange rates	8.5 %	9.3 %
organic[1]	7.3 %	8.5 %
acquisitions/divestments	1.2 %	0.8 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1]	Q3	1–9
2004 (in million euros)	**52**	**176**
2003 (in million euros)	**42**	**143**
Change versus previous year	23.6 %	23.3 %
After adjusting for foreign exchange	29.0 %	30.1 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q3	1–9
2004	**7.5 %**	**8.4 %**
2003	**6.4 %**	**7.1 %**
Change versus previous year	1.1 pp	1.3 pp
After adjusting for foreign exchange	1.2 pp	1.4 pp

pp = percentage points

Compared with the prior year, the **Henkel Technologies** business sector increased sales by 8.5 percent for the quarter, after adjusting for foreign exchange. Organic sales growth amounted to 7.3 percent. All regions and businesses contributed to this positive development.

After adjusting for foreign exchange, operating profit increased by 29.0 percent. This strong performance derives from an organic sales growth combined with improved, sustainable cost structures resulting from the restructuring measures introduced in the previous year. Return on sales increased by 1.1 percentage points to 7.5 percent. Return on capital employed improved to 11.9 percent as a result of the increase in operating profit.

The global business with the automotive industry profited from strong demand in Asia, Europe and Latin America and experienced a double-digit growth rate. In contrast, we were less satisfied with our business in North America, which suffered from a downturn in demand.

We significantly expanded our business activities with the steel industry, improving our market shares as a result.

Ongoing growth among the manufacturers of semiconductors and printed circuit boards led to encouraging developments in our business with the electronics industry. Our global range of lead-free solder pastes and allied technologies supported this positive trend.

In the consumer goods market, e.g. the food and beverages industry, we experienced a stagnation in demand. Nevertheless, with the new generation of packaging and labeling products that successfully complement our range of hotmelt adhesives, we succeeded in expanding sales.

Our sales in the industrial maintenance segment increased significantly. The key technologies underlying the brand Loctite (instant and anaerobic adhesives) resulted in a substantial increase in market share, particularly in the USA. With particular marketing emphasis on the new Loctite stick adhesive technology in Europe, we were able to acquire new customer contacts and develop additional product applications. Also with our newly developed product range of epoxy resin adhesives under the brand Loctite Hysol, we acquired market shares in Europe and Asia.

Outlook

The situation in the raw material markets remains difficult, both with respect to price movements and the availability of commodities, particularly in the rapidly growing markets of Asia. We are countering these developments with price increases, formulation modifications where possible, and also the introduction of improved products.

For fiscal 2004 we continue to expect double-digit growth in operating profit after adjusting for foreign exchange.

Henkel Group: Segment Information[1)]

Segment reporting by business sector, 3rd Quarter 2004

in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Tech-nologies	Corporate	Group
Sales July – September 2004	**970**	**649**	**395**	**695**	**63**	**2,772**
Change versus previous year	25.8 %	27.4 %	12.7 %	4.7 %	–	17.0 %
Proportion of Group sales	35 %	24 %	14 %	25 %	2 %	100 %
Sales July – September 2003	771	509	351	665	75	2,371
EBITDA July – September 2004	**134**	**89**	**60**	**90**	**– 26**	**347**
EBITDA July – September 2003	96	64	55	81	– 22	274
Change versus previous year	38.5 %	39.7 %	8.5 %	11.0 %	–	26.4 %
Return on sales (EBITDA) July – September 2004	**13.8 %**	**13.7 %**	**15.1 %**	**13.0 %**	**–**	**12.5 %**
Return on sales (EBITDA) July – September 2003	12.5 %	12.5 %	15.7 %	12.2 %	–	11.6 %
Depreciation and amortization on patents/licenses and property, plant and equipment July – September 2004	**40**	**20**	**10**	**21**	**4**	**95**
Depreciation and amortization on patents/licenses and property, plant and equipment July – September 2003	23	11	8	22	6	70
EBITA July – September 2004	**94**	**69**	**50**	**69**	**– 30**	**252**
EBITA July – September 2003	73	53	47	59	– 28	204
Change versus previous year	27.9 %	30.1 %	7.0 %	15.7 %	–	23.1 %
Return on sales (EBITA) July – September 2004	**9.7 %**	**10.6 %**	**12.7 %**	**9.8 %**	**–**	**9.1 %**
Return on sales (EBITA) July – September 2003	9.5 %	10.4 %	13.4 %	8.9 %	–	8.6 %
Amortization of goodwill July – September 2004	**12**	**17**	**4**	**17**	**–**	**50**
Amortization of goodwill July – September 2003	2	9	4	17	–	32
EBIT July – September 2004	**82**	**52**	**46**	**52**	**– 30**	**202**
EBIT July – September 2003	71	44	43	42	– 28	172
Change versus previous year	14.0 %	16.8 %	7.2 %	23.6 %	–	16.7 %
Return on sales (EBIT) July – September 2004	**8.4 %**	**8.0 %**	**11.4 %**	**7.5 %**	**–**	**7.3 %**
Return on sales (EBIT) July – September 2003	9.2 %	8.7 %	12.0 %	6.4 %	–	7.3 %
Return on capital employed (ROCE) July – September 2004	**16.7 %**	**12.2 %**	**22.2 %**	**11.9 %**	**–**	**13.1 %**
Return on capital employed (ROCE) July – September 2003	31.7 %	21.2 %	22.8 %	10.3 %	–	15.8 %
Capital employed July – September 2004[2)]	**2,221**	**2,232**	**905**	**2,294**	**44**	**7,696**
Capital employed July – September 2003[2)]	926	998	822	2,305	118	5,169
Change versus previous year	> 100 %	> 100 %	10.1 %	– 0.5 %	–	48.9 %
Capital expenditures (excluding financial assets) July – September 2004	**45**	**3**	**14**	**25**	**4**	**91**
Capital expenditures (excluding financial assets) July – September 2003	63	11	51	26	5	156
Operating assets July – September 2004	**2,506**	**2,288**	**1,100**	**2,516**	**265**	**8,675**
Operating liabilities July – September 2004	**196**	**393**	**306**	**618**	**268**	**1,781**
Net operating assets employed July – September 2004[3)]	**2,310**	**1,895**	**794**	**1,898**	**– 3**	**6,894**
Operating assets July – September 2003	1,746	1,382	946	2,558	354	6,986
Operating liabilities July – September 2003	853	629	301	609	236	2,628
Net operating assets employed July – September 2003[3)]	893	753	645	1,949	118	4,358
Research and development costs (R&D) July – September 2004	**19**	**12**	**6**	**26**	**8**	**71**
R&D as % of sales	**2.1 %**	**2.0 %**	**1.4 %**	**3.8 %**	**–**	**2.6 %**
Research and development costs (R&D) July – September 2003	15	9	4	25	10	63
R&D as % of sales	2.0 %	1.7 %	1.3 %	3.8 %	–	2.7 %

[1)] calculated on the basis of units of 1,000 euros

[2)] including goodwill at cost

[3)] including goodwill at residual book values

Henkel Group: Segment Information[1)]

Segment reporting by business sector, January – September 2004

in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Tech- nologies	Corporate	Group
Sales January – September 2004	**2,658**	**1,813**	**1,103**	**2,104**	**193**	**7,871**
Change versus previous year	14.0 %	17.3 %	12.6 %	4.9 %	–	11.1 %
Proportion of Group sales	34 %	23 %	14 %	27 %	2 %	100 %
Sales January – September 2003	2,330	1,546	980	2,005	225	7,086
EBITDA January – September 2004	**345**	**245**	**161**	**288**	**– 77**	**962**
EBITDA January – September 2003	288	198	145	261	– 70	822
Change versus previous year	19.5 %	24.0 %	11.2 %	10.3 %	–	17.0 %
Return on sales (EBITDA) January – September 2004	**13.0 %**	**13.5 %**	**14.6 %**	**13.7 %**	**–**	**12.2 %**
Return on sales (EBITDA) January – September 2003	12.4 %	12.8 %	14.8 %	13.0 %	–	11.6 %
Depreciation and amortization on patents/licenses and property, plant and equipment January – September 2004	**93**	**43**	**29**	**63**	**15**	**243**
Depreciation and amortization on patents/licenses and property, plant and equipment January – September 2003	67	32	25	67	15	206
EBITA January – September 2004	**252**	**202**	**132**	**225**	**– 92**	**719**
EBITA January – September 2003	221	166	120	194	– 85	616
Change versus previous year	14.2 %	21.9 %	10.1 %	15.8 %	–	16.8 %
Return on sales (EBITA) January – September 2004	**9.5 %**	**11.2 %**	**12.0 %**	**10.7 %**	**–**	**9.1 %**
Return on sales (EBITA) January – September 2003	9.5 %	10.7 %	12.2 %	9.7 %	–	8.7 %
Amortization of goodwill January – September 2004	**34**	**47**	**14**	**49**	**–**	**144**
Amortization of goodwill January – September 2003	6	26	13	51	–	96
EBIT January – September 2004	**218**	**155**	**118**	**176**	**– 92**	**575**
EBIT January – September 2003	215	140	107	143	– 85	520
Change versus previous year	1.5 %	10.3 %	10.3 %	23.3 %	–	10.6 %
Return on sales (EBIT) January – September 2004	**8.2 %**	**8.5 %**	**10.7 %**	**8.4 %**	**–**	**7.3 %**
Return on sales (EBIT) January – September 2003	9.2 %	9.1 %	10.9 %	7.1 %	–	7.3 %
Return on capital employed (ROCE) January – September 2004	**16.4 %**	**14.0 %**	**19.9 %**	**12.9 %**	**–**	**13.2 %**
Return on capital employed (ROCE) January – September 2003	32.5 %	22.2 %	21.0 %	11.2 %	–	16.0 %
Capital employed January – September 2004[2)]	**2,048**	**1,926**	**885**	**2,321**	**94**	**7,274**
Capital employed January – September 2003[2)]	906	996	761	2,311	146	5,120
Change versus previous year	> 100 %	93.4 %	16.4 %	0.4 %	–	42.1 %
Capital expenditures (excluding financial assets) January – September 2004	**1,986**	**1,367**	**90**	**68**	**14**	**3,525**
Capital expenditures (excluding financial assets) January – September 2003	120	42	67	63	13	305
Operating assets January – September 2004	**2,996**	**2,314**	**1,067**	**2,513**	**349**	**9,239**
Operating liabilities January – September 2004	**992**	**707**	**286**	**609**	**255**	**2,849**
Net operating assets employed January – September 2004[3)]	**2,004**	**1,607**	**781**	**1,904**	**94**	**6,390**
Operating assets January – September 2003	1,691	1,343	917	2,586	375	6,912
Operating liabilities January – September 2003	824	583	274	611	229	2,521
Net operating assets employed January – September 2003[3)]	867	760	643	1,975	146	4,391
Research and development costs (R&D) January – Sept. 2004	**54**	**31**	**16**	**77**	**26**	**204**
R&D as % of sales	**2.0 %**	**1.7 %**	**1.4 %**	**3.7 %**	**–**	**2.6 %**
Research and development costs (R&D) January – September 2003	49	26	13	77	28	193
R&D as % of sales	2.1 %	1.7%	1.4 %	3.9 %	–	2.7 %

[1)] calculated on the basis of units of 1,000 euros

[2)] including goodwill at cost

[3)] including goodwill at residual book values

Henkel Group: Consolidated Statement of Income

Consolidated statement of income, 3rd Quarter 2004

in million euros

	Q 3/2003	%	Q 3/2004	%	Change
Sales	**2,371**	**100.0**	**2,772**	**100.0**	**17.0 %**
Cost of sales	1,258	53.1	1,491	53.8	18.5 %
Gross profit	**1,113**	**46.9**	**1,281**	**46.2**	**15.1 %**
Marketing, selling and distribution costs	727	30.6	815	29.3	12.1 %
Research and development costs	63	2.7	71	2.6	12.7 %
Administrative expenses	130	5.5	138	5.0	6.2 %
Other operating income	25	1.1	14	0.5	– 44.0 %
Other operating charges	4	0.2	16	0.6	> 100 %
Goodwill amortization	32	1.3	50	1.8	56.3 %
Restructuring costs	6	0.2	3	0.1	– 50.0 %
Exceptional item: sale of participation in Wella	81	3.4	–	–	–
Exceptional item: extended restructuring costs	85	3.6	–	–	–
Operating profit (EBIT)	**172**	**7.3**	**202**	**7.3**	**16.7 %**
Net income from participations	45	1.9	44	1.6	– 2.2 %
Net interest expense	– 34	– 1.4	– 46	– 1.7	35.3 %
Financial items	**11**	**0.5**	**– 2**	**– 0.1**	**–**
Earnings before tax	**183**	**7.8**	**200**	**7.2**	**9.3 %**
Taxes on income	– 62	– 2.7	– 65	– 2.3	4.8 %
Net earnings	**121**	**5.1**	**135**	**4.9**	**11.6 %**
Minority interests	– 3	– 0.1	– 4	– 0.1	33.3 %
Net earnings after minority interests	**118**	**5.0**	**131**	**4.8**	**11.0 %**
Earnings per preferred share (in euros)	**0.82**		**0.92**		**12.2 %**
Earnings per ordinary share (in euros)	**0.81**		**0.91**		**12.3 %**
Earnings per preferred share before goodwill amortization (in euros)	**1.05**		**1.27**		**21.0 %**

Consolidated statement of income, January – September 2004

in million euros

	1 – 9/2003	%	1 – 9/2004	%	Change
Sales	**7,086**	**100.0**	**7,871**	**100.0**	**11.1 %**
Cost of sales	3,704	52.3	4,160	52.9	12.3 %
Gross profit	**3,382**	**47.7**	**3,711**	**47.1**	**9.7 %**
Marketing, selling and distribution costs	2,189	30.9	2,348	29.8	7.3 %
Research and development costs	193	2.7	204	2.6	5.7 %
Administrative expenses	386	5.4	427	5.4	10.6 %
Other operating income	89	1.3	70	0.9	– 21.3 %
Other operating charges	57	0.8	63	0.8	10.5 %
Goodwill amortization	96	1.4	144	1.8	50.0 %
Restructuring costs	26	0.4	20	0.3	– 23.1 %
Exceptional item: sale of participation in Wella	81	1.1	–	–	–
Exceptional item: extended restructuring costs	85	1.2	–	–	–
Operating profit (EBIT)	**520**	**7.3**	**575**	**7.3**	**10.6 %**
Net income from participations	141	2.0	137	1.7	– 2.8 %
Net interest expense	– 108	– 1.5	– 121	– 1.5	12.0 %
Financial items	**33**	**0.5**	**16**	**0.2**	**– 51.5 %**
Earnings before tax	**553**	**7.8**	**591**	**7.5**	**6.9 %**
Taxes on income	– 189	– 2.7	– 192	– 2.4	1.6 %
Net earnings	**364**	**5.1**	**399**	**5.1**	**9.6 %**
Minority interests	– 8	– 0.1	– 10	– 0.1	25.0 %
Net earnings after minority interests	**356**	**5.0**	**389**	**5.0**	**9.3 %**
Earnings per preferred share (in euros)	**2.51**		**2.74**		**9.2 %**
Earnings per ordinary share (in euros)	**2.46**		**2.69**		**9.3 %**
Earnings per preferred share before goodwill amortization (in euros)	**3.18**		**3.74**		**17.6 %**

Notes to the Consolidated Statement of Income January through September 2004

In the first nine months 2004, sales rose by 11.1 percent compared with the same period in the previous year, due primarily to acquisitions. Over the same period, the cost of sales increased by 12.3 percent. Gross profit improved 9.7 percent to 3,711 million euros. Due to the disproportionately high increase in the cost of sales, gross margin declined 0.6 percentage points to 47.1 percent. The main factors responsible for the decrease in margins were intensive competition and difficult market conditions in Europe, but also Dial's lower gross margin and a shift in growth to regions with lower margins outside Europe.

At 7.3 percent, the rise in marketing, selling and distribution costs was moderate as measured against the growth in sales. Due to its selling strategy, the share of marketing, selling and distribution costs as a percentage of sales at Dial is substantially lower than that of the rest of the Henkel Group. At 204 million euros, research and development costs were about 6 percent higher than in the previous year. The R&D ratio, i.e. the share of research and development costs expressed as a percentage of sales, was 2.6 percent (previous year: 2.7 percent). Administrative expenses grew by 10.6 percent, a disproportionately low increase as compared with the growth in sales. The balance, resulting from other operating income and charges, decreased by 25 million euros. The reason for the decline results primarily from a reduction in other operating income due to the prior year containing higher currency gains as well as income from the disposal of fixed assets.

Goodwill amortization increased by 50 percent to 144 million euros due to the Dial and ARL acquisitions. At 20 million euros, current restructuring costs were 6 million euros below the level for the previous year.

Financial items fell by 17 million euros to 16 million euros. This change was the result of, first, a slight decrease in income from participations arising from the absence of the dividend this year from our divested stake in Wella AG; and second, the increased negative interest balance. The latter reflects both the increase in borrowings and the absence of interest income since May from the redeemed Cognis loan (vendor note).

The tax rate was 32.5 percent, falling 1.7 percentage points compared with the previous year in spite of non-tax-deductible goodwill amortization relating to the Dial acquisition. The improvement results from the tax-deductible settlement of our Extended Restructuring program this year.

Net earnings for the nine months amounted to 399 million euros, 9.6 percent above the prior year. After deducting minority interests, net earnings for the period stood at 389 million euros. Earnings per preferred share increased by 9.2 percent to 2.74 euros. And earnings per preferred share before goodwill amortization rose by 17.6 percent to 3.74 euros.

Henkel Group: Consolidated Balance Sheet/ Statement of Changes in Equity

Consolidated balance sheet

in million euros

	12/31/2003	%	**09/30/2004**	%
Intangible assets	1,641	17.5	4,513	38.6
Property, plant and equipment	1,683	18.0	1,903	16.3
Financial assets	1,399	14.9	1,101	9.4
Fixed assets	**4,723**	**50.4**	**7,517**	**64.3**
Inventories	1,053	11.2	1,227	10.5
Trade accounts receivable	1,581	16.9	1,869	15.9
Other receivables and miscellaneous assets	521	5.6	559	4.8
Liquid funds/Marketable securities	1,188	12.7	219	1.9
Current assets	**4,343**	**46.4**	**3,874**	**33.1**
Deferred tax assets	**296**	**3.2**	**304**	**2.6**
Total assets	**9,362**	**100.0**	**11,695**	**100.0**

	12/31/2003	%	**09/30/2004**	%
Equity excluding minority interests	**3,311**	**35.4**	**3,576**	**30.6**
Minority interests	75	0.8	84	0.7
Equity including minority interests	**3,386**	**36.2**	**3,660**	**31.3**
Provisions for pensions and similar obligations	1,642	17.5	1,867	16.0
Other provisions	1,056	11.3	1,300	11.1
Provisions for deferred tax liabilities	181	1.9	476	4.1
Provisions	**2,879**	**30.7**	**3,643**	**31.2**
Borrowings	1,855	19.9	3,000	25.6
Trade accounts payable	789	8.4	931	8.0
Other liabilities	453	4.8	461	3.9
Liabilities	**3,097**	**33.1**	**4,392**	**37.5**
Total equity and liabilities	**9,362**	**100.0**	**11,695**	**100.0**

Statement of changes in equity

in million euros

	2003	**2004**
Shareholders' equity excluding minority interests at 01/01	**3,279**	**3,311**
Net earnings after minority interests	356	389
Dividend distributions of Henkel KGaA	– 156	– 167
Other changes taken to equity	2	39
Foreign exchange	– 203	4
Shareholders' equity excluding minority interests at 09/30	**3,278**	**3,576**

Notes to the Consolidated Balance Sheet/Statement of Changes in Equity January through September 2004

At September 30, 2004, total assets amounted to 11,695 million euros, an increase of 2,333 million euros or 25 percent compared with prior year. This significant rise in the balance sheet total is the result of the inclusion of the acquisitions of Dial, ARL and Indola within the scope of the Henkel Group. Consolidation of the acquisitions resulted in an increase in fixed assets of 2,794 million euros to 7,517 million euros, i.e. about 64 percent of total assets. This substantial rise in fixed assets is due particularly to higher intangible asset values. Additions to goodwill amounted to about 1.9 billion euros. Other intangible assets rose by about 1 billion euros, due primarily to the brand rights acquired as part of the Dial acquisition. There was also a rise in property, plant and equipment, again due to the acquisitions.

Financial assets declined by 298 million euros to 1,101 million euros. The reason for the decrease was the redemption by Cognis in May of this year of the vendor note which had been recognized as a long-term loan under the financial assets heading. The corresponding disposal amounting to 413 million euros (loan principal amounting to 350 million euros plus interest capitalized) was only partially offset by the positive contribution from financial investments in the USA accounted for by the at-equity method.

Current assets declined by 469 million euros to 3,874 million euros. While inventories and trade accounts receivable increased primarily due to the acquisitions, the liquid funds and marketable securities which were used together with debt capital in financing the acquisitions, decreased by almost 1 billion euros to 219 million euros.

Shareholders' equity excluding minority interests increased from 3,311 to 3,576 million euros. The increase in net earnings for the period amounting to 389 million euros was partially offset by the dividend payout of 167 million euros. Foreign currency translation gains amounted to 4 million euros, and other changes in equity not affecting operating results amounted to 39 million euros with a corresponding increase in equity. These other changes in equity not affecting the operating results mainly relate to equity changes in relation to financial investments accounted for by the at-equity method.

Provisions increased by 764 million euros to 3,643 million euros. One of the main reasons for the steep rise was the increase in deferred tax provisions, which rose by about 300 million euros with consolidation of the new acquisitions (temporary differences between commercial and tax bases). The increase in pension provisions of 225 million euros is due to pension obligations taken over with the acquisitions. Other provisions also increased, again primarily as a result of the consolidated acquisitions.

Liabilities increased by 1,295 million euros to 4,392 million euros. The biggest increase was in borrowings, which rose by 1,145 million euros to 3 billion euros as a result of the need to finance the purchase price for the acquisitions through short-term commercial papers. Trade accounts payable increased by 142 million euros due to the acquisitions.

The equity ratio fell 4.9 percentage points to 31.3 percent, due primarily to the increase in borrowings.

Henkel Group: Cash Flow Statement

Cash flow statement		
in million euros		
	1 – 9/2003	**1 – 9/2004**
Operating profit/EBIT	**520**	**575**
Income taxes paid	– 281	– 186
Depreciation/write-ups of fixed assets (excluding financial assets)	302	387
Net gains/losses from disposals of fixed assets (excluding financial assets)	– 87	– 2
Change in inventories	– 61	– 18
Change in receivables and miscellaneous assets	– 238	– 162
Change in liabilities and provisions	243	111
Cash flow from operating activities	**398**	**705**
Capital expenditures on intangible assets	– 17	– 15
Capital expenditures on property, plant and equipment	– 218	– 241
Capital expenditures on financial assets/acquisitions	– 354	– 2,397
Proceeds from disposals of fixed assets	380	437
Cash flow from investing activities/acquisitions	**– 209**	**– 2,216**
Henkel KGaA dividends	– 156	– 167
Subsidiary company dividends (to other shareholders)	– 8	– 9
Interest and dividends received	101	113
Interest paid	– 158	– 160
Dividends and interest paid and received	*– 221*	*– 223*
Change in borrowings	1,062	768
Other financing transactions	–	– 2
Cash flow from financing activities	**841**	**543**
Change in cash and cash equivalents	**1,030**	**– 968**
Effects of exchange rate changes on cash and cash equivalents	– 7	– 1
Change in liquid funds and marketable securities	**1,023**	**– 969**
Liquid funds and marketable securities at January 1	226	1,188
Liquid funds and marketable securities at September 30	1,249	219
Computation of free cash flow		
in million euros		
Cash flow from operating activities	398	705
Cash flow from investing activities/acquisitions	– 209	– 2,216
Dividends and interest paid and received	– 221	– 223
Net cash flow	**– 32**	**– 1,734**
Capital expenditures on financial assets/acquisitions and dividends	518	2,573
Free cash flow	**486**	**839**

Notes to the Cash Flow Statement January through September 2004

Cash flow from operating activities amounted to 705 million euros, 307 million euros above the level for the previous year. One reason for the increase lies in a significant improvement of 140 million euros in earnings before interest, taxes, depreciation and amortization (EBITDA). The significant reduction in tax payments also had a positive influence. Included in the tax payments of the previous year were 150 million euros that fell due in relation to the sale of our Cognis chemicals business in 2001.

Cash flow from investing activities/acquisitions amounted to a negative 2,216 million euros. This means that about 2 billion euros more were invested than in the previous year. A total of about 2.4 billion euros were paid out for acquisitions, primarily for Dial and ARL. The redemption by Cognis of the vendor note

in the amount of 413 million euros had an offsetting effect. At 256 million euros, investments in continuing operations (intangible assets and property, plant and equipment) were 21 million euros above the level for the same period in the previous year.

Cash flow from financing activities, at 543 million euros, was 298 million euros below the prior-year level. With borrowings in the comparable period of 2003 having already increased by more than 1 billion euros as a result of the issue of the benchmark bond, the first nine months of 2004 were again characterized by a significant rise in debt capital caused by the financing requirement for the acquisitions. Compared with the previous year, however, the increase in borrowings was more moderate as the inflowing funds resulting from the redemption of the vendor note were used to amortize loans. At a negative 223 million euros, the cash outflow from net dividends and interest remained at the level of the prior year.

With a total of 839 million euros, free cash flow was 353 million euros higher than in the previous year. After adjusting for the tax payments due in the previous year arising from the sale of Cognis and also the proceeds from the sale of our strategic stake in Wella, and after allowing for the additions arising from the repayment of the Cognis loan in 2004, the improvement amounts to 151 million euros.

Supplementary Notes

Accounting and Valuation Policies

This unaudited interim report of the Henkel Group, like the consolidated annual financial statements for fiscal 2003, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as for the 2003 annual financial statements. Acquisitions for which the agreement date was on or after March 31, 2004 are no longer accounted for according to IAS 22, but rather according to IFRS 3. In accordance with the requirements of IFRS 3, all goodwill arising before March 31, 2004, will continue to be subject to scheduled amortization until the end of the year.

Composition of the Group

In addition to Henkel KGaA, the consolidated financial statements include 22 domestic and 224 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights or which are under the unified management control of Henkel KGaA.

The investments in The Clorox Company, Oakland, California, and Ecolab Inc., St. Paul, Minnesota, both in the USA, are accounted for by the at-equity method.

The present interim financial statements as of September 30, 2004, are substantially affected by the first-time full consolidation this year of The Dial Corporation, Scottsdale, Arizona, USA. The business combination is accounted for by use of the purchase method in which, through the so-called purchase price allocation procedure, hidden reserves and losses of the acquired enterprise are disclosed and all identifiable intangible assets are shown separately from goodwill. The purchase price allocation procedure was completed in the course of the third quarter of 2004. The results of the revaluation of the assets and liabilities acquired, and also the goodwill arising as a residual amount, have been taken into account in the present interim consolidated financial statements of the Henkel Group.

Earnings per Share

The undiluted earnings per share are calculated by dividing net earnings after minority interests by the weighted average number of shares in circulation during the period under review.

The Stock Incentive Plan initiated in 2000 diluted earnings per share as of the close on September 30, 2004, because the granted options of two tranches were "in the money", resulting in 121,278 potentially outstanding preferred shares. As a result, diluted earnings per share are 0.6 cents lower than the undiluted EPS figure.

Earnings per share

		1 – 9/2004
Net earnings after minority interests in million euros		**389**
Number of ordinary shares in circulation		86,598,625
Earnings per ordinary share	**in euros**	**2.69**
Number of preferred shares in circulation		56,894,420
Earnings per preferred share	**in euros**	**2.74**
Dilution effect arising from Stock Incentive Plan		121,278
Number of potential preferred shares without voting rights		57,015,698
Diluted earnings per preferred share	**in euros**	**2.73**

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by: Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg, Germany
Photographs: Wolter, Henkel
Produced by: Schotte, Krefeld, Germany

Corporate Communications
Phone: +49 (0)211 797-35 33
Fax: +49 (0)211 798-24 84
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-39 37
Fax: +49 (0)211 798-28 63
E-mail: oliver.luckenbach@henkel.com

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THE GLOBAL COMPACT

Calendar

Press Conference and Analysts Meeting for Fiscal 2004:
Tuesday, February 22, 2005

Annual General Meeting of Henkel KGaA 2005:
Monday, April 18, 2005

Publication of Report for the First Quarter 2005:
Tuesday, May 3, 2005

Publication of Report for the Second Quarter 2005:
Wednesday, August 3, 2005

Publication of Report for the Third Quarter 2005:
Wednesday, November 2, 2005

Fall Press Conference and Analysts Meeting 2005:
Wednesday, November 2, 2005

Up-to-date facts and figures on Henkel also available on the Internet: www.henkel.com

Henkel

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